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                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                      Form 13F

                FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: 12/31/07

Check here if Amendment [ ] ; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                    [ ] adds new holdings entries
Institutional Investment Manager Filing this Report:

Name: Leonetti & Associates, Inc.
Address: 1130 Lake Cook Road, Suite 300
               Buffalo Grove, IL 60089-1976

Form 13F File Number: 28-04870

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael E. Leonetti
Title: CEO
Phone: (847) 520-0999

Signature, Place, and Date of Signing:

Michael E. Leonetti Buffalo Grove, IL   02/12/08

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 35

Form 13F Information Table Value Total: $133,972

(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
3M Co	COM	88579y101	5641	66900	SH				Sole		66900
Agco Corp	COM	001084102	829	12200	SH				Sole		12200
America Movil ADR	SPON ADR L SHS	02364w105	1793	29200	SH				Sole		29200
Brookdale Senior Living	COM	112463104	2350	82700	SH				Sole		82700
Claymore BRIC	BNY BRI&C PTF	18383M100	4592	86000	SH				Sole		86000
Companhia Vale Do Rio	SPONSORED ADR	204412209	1490	45600	SH				Sole		45600
Dean Foods Co	COM	242370104	2375	91852	SH				Sole		91852
Diamonds Trust	UNIT SER 1	252787106	7860	59300	SH				Sole		59300
FCStone Group	COM	31308t100	2863	62200	SH				Sole		62200
GEO Group Inc	COM	36159r103	1338	47800	SH				Sole		47800
General Dynamics Corp	COM	369550108	6814	76566	SH				Sole		76566
Hittite Microwave Corp	COM	43365y104	1261	26400	SH				Sole		26400
Huron Consulting Group	COM	447462102	1161	14400	SH				Sole		14400
Illinois Tool Wks Inc Com	COM	452308109	2761	51560	SH				Sole		51560
L-3 Communications Holdings	COM	502424104	1070	10100	SH				Sole		10100
Mechel Oao ADS	SPONSORED ADR	583840103	3740	38500	SH				Sole		38500
Midcap Spdr Tr Ut Ser 1	UNIT SER 1	595635103	10454	67400	SH				Sole		67400
National Instrument	COM	636518102	547	16400	SH				Sole		16400
Powershares QQQ Tr Unit	DYNAMIC MKT PT	73935a104	4113	80300	SH				Sole		80300
Rydex S&P 500 Eq Wghtd	S&P500 EQ TRD	78355W106	3170	67200	SH				Sole		67200
Schering Plough Corp	COM	806605101	2576	96700	SH				Sole		96700
Semicndctr Hldrs	DEP RCPT	816636203	3665	112900	SH				Sole		112900
Stericycle Inc	COM	858912108	5352	90100	SH				Sole		90100
Streettracks Gold Trust	GOLD SHS	863307104	4923	59700	SH				Sole		59700
Techne Corp	COM	878377100	1205	18250	SH				Sole		18250
Technology SPDR	SBI INT-TECH	81369Y803	3125	117200	SH				Sole		117200
Thermo Fisher Scientific	COM	883556102	3668	63600	SH				Sole		63600
United Technologies	COM	913017109	6494	84841	SH				Sole		84841
WABCO Holdings Inc	COM	92927k102	777	15504	SH				Sole		15504
Waste Connections Inc	COM	941053100	3284	106275	SH				Sole		106275
iPath DJ-AIG Cmmdties Indx	DJAIG CMTDY 36	06738C778	5949	105800	SH				Sole		105800
iShares MSCI EAFE	MSCI EAFE IDX	464287465	14888	189650	SH				Sole		189650
iShares MSCI Emerging Mkts	MSCI EMERG MKT	464287234	6777	45091	SH				Sole		45091
iShares Russell 2000	RUSSELL 2000	464287655	1374	18100	SH				Sole		18100
iShares S&P 100 Index Fd	S&P 100 IDX FD	464287101	3695	53700	SH				Sole		53700

REPORT SUMMARY   35 DATA RECORDS   133972   0 OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED

</TABLE>